Exhibit 13

EXECUTION COPY

PRICE SHARED LIABILITY AGREEMENT

This Price Shared Liability Agreement (this “Agreement”), dated as of July 19, 2002, is made by DAVID G. PRICE, individually and as Trustee of the David G. Price Trust dated March 5, 1998, as amended (together, “David Price”), and DALLAS P. PRICE, individually and as Trustee of the Dallas P. Price Trust dated May 14, 1998, as amended (together, “Dallas Price”).

RECITALS

A.    Each of David Price and Dallas Price owns a substantial interest in American Golf Corporation, a California corporation (“AGC”). AGC is presently in default under the agreements with Bank of America, N.A. (“Bank”) and various noteholders (“Noteholders,” and collectively with the Bank, the “AGC Lenders”).

B.    Each of David Price and Dallas Price also owns partnership interests in the Mountaingate Land Company, L.P. (“Mountaingate Company”). Mountaingate Company has outstanding a loan with the Bank in the principal amount of approximately $17,000,000 (the “Mountaingate Loan”). The Mountaingate Loan is secured by a first deed of trust on Mountaingate Country Club and by an aggregate of 639,601 units in National Golf Operating Partnership, L.P. (“NGOP”). Of those 639,601 units, David Price owns 319,801 and Dallas Price owns 319,800. The 319,801 units owned by David Price are being released by Bank and the 319,800 units owned by Dallas Price will continue to be collateral for the Bank. As provided below, David Price will be obligated to share in one-half of the risk of units securing the Mountaingate Loan.

C.    Because of the defaults by AGC, the AGC Lenders are insisting upon various concessions as a condition to granting a forbearance for the benefit of AGC. In addition to getting collateral from AGC, the AGC Lenders are insisting that David Price give them a limited recourse guaranty of the AGC obligations and to secure the guaranty with a pledge of an aggregate of approximately 354,930 shares of common stock of National Golf Properties, Inc. (“NGP,” and together with NGOP, the “Companies”) and approximately 3,244,626 units of NGOP. (The 3,244,626 units include the 319,801 units released by Bank for the Mountaingate Loan as described in paragraph B.)

D.    The AGC Lenders have further insisted that David Price provide them with $16 million in cash or letter of credit by October 15, 2002. If provided to them, the AGC Lenders will terminate the limited recourse guaranty and the pledge agreement described in paragraph C. If the $16 million in cash or letter of credit is not provided by October 15, 2002, the AGC Lenders may proceed to foreclose on the shares and units to be pledged by David Price as set forth in paragraph C.

E.    The AGC Lenders are also insisting that David Price cause Mountaingate Company to give them a limited recourse guaranty of the AGC obligations and to secure the guaranty with a second deed of trust on Mountaingate Country Club.

F.    The AGC Lenders have further insisted that David Price provide them with $10 million in cash or letter of credit by September 30, 2002. If provided to them, the AGC

Lenders will terminate the limited recourse guaranty and the second deed of trust described in paragraph E. If the $10 million in cash or letter of credit is not provided by September 30, 2002, the AGC Lenders may proceed to foreclose on the second deed of trust on Mountaingate Country Club.

G.    David Price has indicated he is willing to provide the foregoing commitments to the AGC Lenders, but only if Dallas Price agrees to share in one-half of the risk he is undertaking, limited to one-half of her stock and/or units in the Companies, as hereinafter set forth. Dallas Price is willing to enter into this Agreement in order to assist David Price in providing the foregoing commitments to the AGC Lenders so as to enable AGC to seek to pursue its merger arrangements with NGP and to avoid an immediate acceleration by the AGC Lenders.

NOW, THEREFORE, in consideration of the above recitals for other and further valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1.    Shared Risk.    The parties hereto intend that each party shall bear one-half of the risk under the pledge agreement to the AGC Lenders and under the Mountaingate Loan as if both parties were party to each of the pledge agreement and the Mountaingate Loan. In addition to any specific provisions set forth herein, David Price shall manage the arrangements necessary to perform his obligations under the pledge agreement and the Mountaingate Loan so as to insure that Dallas Price at no time loses more shares of stock or number of units in the Companies, and a greater interest in Mountaingate Company, than he loses. In furtherance thereof, all rights and remedies, including any right of subrogation, shall inure equally to each party.

2.    Foreclosure on Pledged Collateral.    If, for any reason, the Bank were to foreclose upon any portion of the securities pledged by David Price to the AGC Lenders, then Dallas Price will provide David Price with fifty percent (50%) of such foreclosed portion, in kind. Further, subject to the provisions of paragraph 8 below, to the extent that the funds were not provided by means of an equal pledge or sale of interests in the Companies by each party, if the Bank draws upon either the $16 million letter of credit or the $10 million letter of credit or any of the cash and cash equivalent collateral, then Dallas Price will pay directly to David Price fifty percent (50%) of any such amount drawn down by the Bank. Any such payment shall be made by delivery of interests in the Companies, valued at the greater of the then fair market value or the fair market value at the time the letter(s) of credit were issued or the cash and cash equivalent was deposited.

3.    Foreclosure on the NGOP Units.    If, for any reason, the Bank were to foreclose upon any portion of the 319,800 NGOP units owned by Dallas Price held as collateral for the Mountaingate Loan, then David Price will provide to Dallas Price (i) fifty percent (50%) of such foreclosed NGOP units, in kind, if available, and (ii) to the extent that David Price has insufficient NGOP units to equal fifty percent (50%) of such foreclosed units, then cash and cash equivalents an amount equal to the balance of the value (as determined at the time of foreclosure) of fifty percent (50%) of such foreclosed NGOP units. If Dallas Price is entitled to compensation or payment in kind pursuant to this paragraph 3, unless and until such compensation is paid or payment in kind is made, Dallas Price may offset such unpaid compensation or payment in kind against any obligation she may have under any other provision of this Agreement.

4.    Participation in Further Pledges.    If David Price arranges to finance any of the $16 million letter of credit or the $10 million letter of credit or the cash or cash equivalents in whole or in part by means of pledging to a third party lender any interests in the Companies, then David Price shall provide notice thereof to Dallas Price, and Dallas Price shall provide David Price with fifty percent (50%) of the amount of such interests, in kind, to be made subject to such pledge; provided, however, that such third party lender obtains a secondary security interest in any such funds so as to be assured of repayment thereof upon their release by the AGC Lenders.

5.    Participation in Sales.    If David Price arranges to obtain any of the $16 million letter of credit or the $10 million letter of credit or the cash or cash equivalents in whole or in part by means of selling interests in the Companies, then David Price shall provide notice thereof to Dallas Price, and Dallas Price shall provide David Price with fifty percent (50%) of the amount of such interests, in kind, to be sold; provided, however, that Dallas Price obtains a secondary security interest in any such funds so as to be assured of recovery thereof upon their release by the AGC Lenders.

6.    Participation in Alternative Funding.    If David Price arranges to obtain any of the $16 million letter of credit or the $10 million letter of credit or the cash or cash equivalents in whole or in part by means other than those set forth in paragraphs 4 or 5 of this Agreement, then David Price shall provide notice thereof to Dallas Price, and Dallas Price shall be entitled, but not obligated, to participate in such funding on a like basis.

7.    Consent to Second Deed of Trust on Mountaingate Country Club and Limited Recourse Guaranty of Mountaingate.    Dallas Price hereto acknowledges and consents to the execution of a second deed of trust on Mountaingate Country Club and the execution by Mountaingate of a limited recourse guaranty of the AGC obligations secured by such second deed of trust.

8.    Limited Recourse.    Notwithstanding anything herein to the contrary, the parties agree that the only recourse with respect to the liability of Dallas Price to David Price hereunder shall be to 50% of Dallas Price’s interests in the Companies and that David Price shall not seek any personal judgment against the Dallas Price under this Agreement.

9.    No Third Party Beneficiaries.    This Agreement has been entered into by the parties hereto for their sole benefit and protection and no other person or entity shall have any rights or interest hereunder.

10.    Miscellaneous.    This Agreement shall be governed by and construed in accordance with, the law of the state of California without regard to conflicts of law principles. This Agreement may be executed in any number of counterparts each of which, when so executed and delivered, shall be deemed an original, and all of which together shall constitute but one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Price Shared Liability Agreement to be duly executed and delivered as of the day and year first above written.

/S/ DAVID G. PRICE
DAVID G. PRICE, individually and as Trustee of the David G. Price Trust dated March 5, 1998, as amended

/S/ DALLAS P. PRICE
DALLAS P. PRICE, individually and as Trustee of the Dallas P. Price Trust dated May 14, 1998, as amended

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PRICE SHARED LIABILITY AGREEMENT